Exhibit 99.2

GRUPO TMM COMPANY CONTACT: Jacinto Marina, Chief Financial Officer (jacinto.marina@tmm.com.mx) 011-525-55-629-8790	AT DRESNER CORPORATE SERVICES: Kristine Walczak (general investors, analysts and media) (kwalczak@dresnerco.com) 312-726-3600

Brad Skinner, Senior Vice President Investor Relations 011-525-55-629-8725 (brad.skinner@tmm.com.mx)	AT PROA STRUCTURA: Marco Provencio 011-525-55-629-8758 (mp@proa.structura.com.mx)

Grupo TMM Announces Recent Judgment Regarding TFM VAT Claim

(Mexico City, August 14, 2003) – Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A; “TMM”) a Latin American multi-modal transportation and logistics company, announced that in a public session held August 13, the Federal Tribunal of Fiscal and Administrative Justice (the "Fiscal Court") in Mexico issued a resolution regarding TFM, S.A. de C.V.'s (TFM) Value Added Tax (VAT) Lawsuit vacating its previous resolution of December 6, 2002, and, in strict compliance with the ruling issued on June 11, 2003, by the Court of the First Circuit (the "Federal Court"), resolved that TFM has proved its case, and that a "ficta denial" occurred, declaring such denial null and void as ordered by the Federal Court.

TFM is waiting to receive the official resolution from the Fiscal Court and will evaluate its implications. The company will provide additional information at such time.

Headquartered in Mexico City, Grupo TMM is a Latin America's multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in TFM, which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo. Grupo TMM's web site address is www.grupotmm.com and TFM's web site is www.tfm.com.mx.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the Company’s management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company’s investment in TFM, S.A. de C.V. and other new businesses; risks associated with the Company’s reorganization and asset sale programs; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses, and the ability of the Company to repay, restructure or refinance its indebtedness. These risk factors and additional information are included in the Company’s reports on Form 6-K and 20-F on file with the Securities and Exchange Commission.